                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    Form 11-K


                                   (Mark One)

          [X] ANNUAL REPORT PURUSANT TO SECTION 15(d) OF THE SECURITIES
                       EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the fiscal year ended December 31, 2001

                                       OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                       ACT OF 1934 [NO FEE REQUIRED]

              For the transition period from _________ to _________

                         Commission file number 1-08604



  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

      Team, Inc. Salary Deferral Plan and Trust

  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

      Team, Inc.
      2000 Herman Dr.
      Alvin, Texas 77511
      (281) 331-6154

                    TEAM, INC. SALARY DEFERRAL PLAN AND TRUST



                                TABLE OF CONTENTS




                                                                            PAGE

Independent Auditors' Reports                                                 1

Financial Statements:
     Statements of Net Assets Available for Plan Benefits,
        December 31, 2001 and 2000                                            3
     Statement of Changes in Net Assets Available for Plan Benefits
        for the Year ended December 31, 2001                                  4
     Notes to Financial Statements, December 31, 2001 and 2000                5

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
        December 31, 2001                                                    10

                          INDEPENDENT AUDITORS' REPORT



The Administrative Committee of the
Team, Inc. Salary Deferral Plan and Trust:


We have audited the accompanying statement of net assets available for plan benefits of Team, Inc. Salary Deferral Plan and Trust (the Plan) as of December 31, 2001 and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2001 financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                    /s/ KPMG LLP


Houston, Texas
June 27, 2002

                          INDEPENDENT AUDITORS' REPORT



To the Administrative Committee of the
Team, Inc. Salary Deferral Plan and Trust
Houston, Texas


We have audited the accompanying statement of net assets available for plan benefits of Team, Inc. Salary Deferral Plan and Trust (the Plan) as of December 31, 2000. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for plan benefits of Team, Inc. Salary Deferral Plan and Trust as of December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

                              /s/ DELOITTE & TOUCHE LLP


October 5, 2001
Houston, Texas

                    TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2001 and 2000



                                                       2001              2000
                                                    ----------        ----------
Assets:
  Investments, at fair value                         $ 13,461,908     12,280,343
  Receivables:
    Participant contributions                              76,287             --
    Company contributions                                  22,832             --
    Accrued interest/dividends                              3,868          7,244
                                                     ------------     ----------
           Total receivables                              102,987          7,244
                                                     ------------     ----------
           Total assets                                13,564,895     12,287,587

Liabilities:
  Due to broker for securities purchased                   (6,000)            --
                                                     ------------     ----------
           Net assets available for plan benefits    $ 13,558,895     12,287,587
                                                     ============     ==========

See accompanying notes to financial statements.

                    TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

         Statement of Changes in Net Assets Available for Plan Benefits

                      For the year ended December 31, 2001


Additions to net assets available for plan benefits attributed to:
  Investment income (loss):
    Interest                                                               $    132,121
    Net appreciation in fair value of Team, Inc. common stock                 1,198,243
    Net investment loss from mutual funds                                    (1,494,689)
                                                                           ------------
           Total                                                               (164,325)

  Participant contributions                                                   1,245,928
  Company contributions                                                         324,151
  Participant rollover contributions                                             47,971
  Transfer from Team, Inc. Employee Stock Ownership Plan                        459,494
  Transfer from X-Ray Inspection, Inc. Salary Deferral Plan and Trust           116,657
                                                                           ------------
           Total additions                                                    2,029,876
                                                                           ------------

Deductions from net assets available for plan benefits attributed to:
  Distributions and benefits paid to participants                               749,868
  Administrative fees                                                             8,700
                                                                           ------------
           Total deductions                                                     758,568
                                                                           ------------
           Net increase in net assets available for plan benefits             1,271,308

Net assets available for plan benefits:
  Beginning of year                                                          12,287,587
                                                                           ------------
  End of year                                                              $ 13,558,895
                                                                           ============

See accompanying notes to financial statements.

                    TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2001 and 2000


(1)    DESCRIPTION OF THE PLAN

       The following description of the Team, Inc. Salary Deferral Plan and Trust (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

       (a)    GENERAL

              The Plan is a defined contribution plan established October 1, 1984 to cover all eligible employees of Team, Inc. (the Company). Employees become eligible to participate in the Plan upon completion of three months of service. The Plan is administered by the Administrative Committee appointed by the board of directors of the Company (the Committee). Wells Fargo NA, (the Trustee) is the trustee of the Plan and Wells Fargo Retirement Plan Services is the recordkeeper. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

       (b)    CONTRIBUTIONS

              Each year, participants may contribute from 1% to 25% of their pre-tax annual eligible pay, as defined in the Plan. The Company makes a matching contribution of 50% of the participant's contribution, up to a limit of 4% of eligible pay. Additional amounts may be contributed at the discretion of the Company's board of directors. For the year ended December 31, 2001, no additional discretionary contributions were made. Contributions are subject to certain Internal Revenue Code of 1986, as amended
              (IRC) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

       (c)    PARTICIPANT ACCOUNTS

              Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution and company matching contribution, and an allocation of the Company's discretionary contribution, if elected, and the Plan's earnings and net of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       (d)    INVESTMENTS

              Participants may direct the investment of their contributions into sixteen mutual funds or Company common stock. Contributions can be invested on a percentage allocation basis in any increment of 1%. Company contributions are allocated on the same basis as the participant has elected to allocate their contributions.

                                       5                             (Continued)

                    TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2001 and 2000


       (e)    VESTING

              Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contributions plus actual earnings thereon is based on continuous years of service as follows:

                                                             PERCENTAGE OF
                                                            COMPANY EMPLOYER
                       YEARS OF                            CONTRIBUTION THAT
                       SERVICE                               BECOMES VESTED
                   ------------------                      ------------------
                   Less than one year                              0%
                   One year                                       20%
                   Two years                                      40%
                   Three years                                    60%
                   Four years                                     80%
                   Five years or more                            100%


              Forfeited balances of terminated participants are used to reduce future Company contributions.

       (f)    PARTICIPANT LOANS

              Participants may borrow from their fund accounts up to a maximum of $50,000, less the participant's highest outstanding loan balance during the preceding 12 months, or 50% of their vested account balance, whichever is less. The minimum loan amount is $1,000. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Trustee. All loans must generally be repaid within five years, except where a loan is used to purchase a principal residence. The maximum number of outstanding loans allowed per participant is three.

       (g)    PAYMENT OF BENEFITS

              On termination of service due to death, total disability or retirement, a participant may elect to receive the balance in his or her account. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account. Benefits are payable either in a lump-sum amount or in monthly, quarterly, semiannual, or annual installments.

       (h)    TERMINATION OF THE PLAN

              Although it has not expressed any intent to do so, the Company may discontinue contributions at any time or terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100% vested in their accounts and the assets will be valued and each participant will be entitled to distributions for the balance of his or her account.

                                       6                             (Continued)

                   TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

                         Notes to Financial Statements

                           December 31, 2001 and 2000


(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF ACCOUNTING

              The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

       (b)    USE OF ESTIMATES

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates.

       (c)    RISKS AND UNCERTAINTIES

              The Plan provides for investment in sixteen mutual funds and Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term.

       (d)    INVESTMENT VALUATION AND INCOME RECOGNITION

              The Plan's investments are stated at fair value. Quoted market prices are used to value the mutual funds and Company common stock.

              Participant loans are valued at cost which approximates fair value.

              Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       (e)    EXPENSES

              Loan processing fees are charged to the accounts of the participants who have elected to take loans from their accounts. All other administrative expenses of the Plan are paid by the Company, as provided in the plan document.

       (f)    PAYMENT OF BENEFITS

              Benefit payments to participants are recorded upon distribution. At December 31, 2001 and 2000, all amounts allocated to accounts of persons who have elected to withdraw from the Plan have been paid.

(3)    PLAN MERGERS

       Effective July 1, 2001, the X-Ray Inspection, Inc. Salary Deferral Plan and Trust merged into the Plan. Participant account balances and associated assets totaling $116,657 were transferred to the Plan. Effective July 9, 2001, the Team, Inc. Employee Stock Ownership Plan merged into the Plan. Participant account balances and associated assets totaling $459,494 were transferred to the Plan.

                                       7                             (Continued)

                   TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

                         Notes to Financial Statements

                           December 31, 2001 and 2000


(4)    INVESTMENTS

       The Plan's investments that represented 5% or more of the Plan's net assets available for Plan benefits as of December 31, 2001 and 2000 are as follows:

                                                              2001          2000
                                                           -----------    ---------
       Team, Inc. common stock                             $ 2,812,070    1,127,080
       Janus Balanced Fund                                   1,284,598    1,326,453
       Wells Fargo Index Fund                                1,630,836    1,744,799
       MFS Massachusetts Investors Growth Stock Fund         2,506,873    3,252,583
       Janus Worldwide Fund                                    692,449      787,933
       Wells Fargo Treasury Plus Institutional Money
         Market Fund                                         1,174,678      894,222
       Participant loans                                     1,392,219    1,359,686


(5)    TEAM, INC. COMMON STOCK AND VOTING RIGHTS

       The Team, Inc. stock fund consists of shares of Team, Inc. common stock and shares of Wells Fargo Treasury Plus Institutional Money Market Fund.

       Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. If the participant does not exercise these rights, the shares are voted by the Trustee as directed by an Administrative Committee.

(6)    CONCENTRATION OF INVESTMENTS

       The Plan's investment in shares of Team, Inc. common stock represents 20.89% and 9.18% of total assets as of December 31, 2001 and 2000, respectively. Team, Inc. is a full service provider of industrial repair services, including leak repair, hot topping, field machining, emissions control monitoring, concrete repair, energy management, and technical bolting.

(7)    FEDERAL INCOME TAX STATUS

       The Plan obtained its latest determination letter on January 16, 1996, in which the Internal Revenue Service stated that the Plan qualifies under
       Section 401(a) of the Internal Revenue Code (IRC) and that the trust created thereunder is exempt from Federal income taxes under Section 501(a) of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan is qualified, and the related trust is tax exempt.

(8)    PARTY-IN-INTEREST TRANSACTIONS

       The Plan engages in investment transactions with funds managed by the Trustee, a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the "prohibited transaction" provisions of ERISA and IRC. The Plan also has investments in the Company's Common Stock.

                                       8                             (Continued)

                    TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2001 and 2000



 (9)   SUBSEQUENT EVENTS

       Effective February 7, 2002, the Invesco Select Income Fund was replaced by the Dreyfus Intermediate Term Income Fund, and the American Century Income and Growth Fund was replaced by the MFS Value A Fund.

                   TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                               December 31, 2001

(a)                    (b)                                     (c)                             (e)
                Identity of issue,
                 borrower, lessor,            Description of investment, including
                 or similar party              maturity date and rate of interest         Current value
---          ------------------------      ------------------------------------------     -------------
 *           Team, Inc.                    Team, Inc. Common Stock                         $ 2,812,070
 *           Wells Fargo Funds             Wells Fargo Outlook Opportunity Fund                 18,033
             PIMCO Funds                   PIMCO Low Duration Fund                             610,157
 *           Wells Fargo Funds             Wells Fargo Lifepath 2010 Fund                        3,439
 *           Wells Fargo Funds             Wells Fargo Lifepath 2020 Fund                       13,943
             Invesco Funds                 Invesco Select Income Fund                          102,049
 *           Wells Fargo Funds             Wells Fargo Lifepath 2030 Fund                       21,690
             Janus Funds                   Janus Balance Fund                                1,284,598
 *           Wells Fargo Funds             Wells Fargo Lifepath 2040                            19,236
             American Century Funds        American Century Income and Growth Fund             232,284
 *           Wells Fargo Funds             Wells Fargo Index Fund                            1,630,836
 *           Wells Fargo Funds             Wells Fargo Large Company Growth Fund               159,278
             MFS Funds                     MFS Massachusetts Investors Growth Stock          2,506,873
             Invesco Funds                 Invesco Dynamics Fund                               302,684
             Dreyfus Funds                 Dreyfus Emerging Leaders Fund                       485,392
             Janus Funds                   Janus Worldwide Fund                                692,449
 *           Wells Fargo Funds             Wells Fargo Treasury Plus Institutional Money
                                             Market Fund                                     1,174,678

 *          Participants loans             Interest rates ranging from 5.75% to 10%          1,392,219
                                                                                           -----------
                                                  Total                                    $13,461,908
                                                                                           ===========

 *  Party in interest

See accompanying independent auditors' report.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       Team, Inc. Salary Deferral Plan and Trust

                                                     (name of plan)

Date:  June 27, 2002                   By: /s/ Ted W. Owen
                                           -------------------------------------
                                               Ted W. Owen

                                           Vice-President and CFO of Team, Inc.

                                              (Principal Accounting Officer)

                                  EXHIBIT INDEX

The following exhibits are filed as part of this Annual Report on Form 11-K:

      EXHIBIT NUMBER                    DESCRIPTION
      --------------           --------------------------------
          23.1                 Consent of KPMG LLP
          23.2                 Consent of Deloitte & Touche LLP